Exhibit 12.2

HOST HOTELS & RESORTS, L.P. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratio amounts)

	Year-to-date ended June 30,
	2017	2016
Income from continuing operations before income taxes	$394	$558
Add (deduct):
Fixed charges	96	93
Capitalized interest	—	(2)
Amortization of capitalized interest	4	4
Equity in earnings related to equity method investees	(15)	(11)
Distributions from investments in affiliates	13	18
Adjusted earnings	$492	$660
Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$82	$78
Capitalized interest	—	2
Portion of rents representative of the interest factor	14	13
Total fixed charges	$96	$93
Ratio of earnings to fixed charges	5.1	7.1